                                                   ----------------------------
                                                          OMB APPROVAL
                                                          ------------
                                                   OMB NUMBER: 3235-0145
                                                   EXPIRES: OCTOBER 31, 2002
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE .... 14.90
                                                   ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 EASTMAN COMPANY
              ----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   277435 10 3
              ----------------------------------------------------
                                 (CUSIP Number)


                                 Theresa K. Lee
                            Eastman Chemical Company
                             100 North Eastman Road
                           Kingsport, Tennessee 37660
                                 (423) 229-2000
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 9, 2001
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D


CUSIP NO. 277435 10 3                                         PAGE 2 OF 6 PAGES

---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Eastman Chemical Company
           62-1539359
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                                (b) [ ]
---------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
---------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           1,000
                  ---------------------------------------------------------------------------------------------------------
   NUMBER OF        8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY              0
   OWNED BY       ---------------------------------------------------------------------------------------------------------
     EACH           9      SOLE  DISPOSITIVE POWER
   REPORTING
    PERSON                 1,000
     WITH         ---------------------------------------------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           0
---------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000
---------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
           (SEE INSTRUCTIONS)
---------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           100.0%
---------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
           CO
---------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13-D

Item 1.           Security and Issuer

                  Common Stock, $0.01 par value

                  Eastman Company
                  Building 280
                  200 South Wilcox Drive
                  Kingsport, Tennessee 37660

Item 2.           Identity and Background

         Name of Reporting Person:   Eastman Chemical Company
                                     ("Eastman Chemical")

         State of Incorporation:     Delaware

         Principal Business:         Global chemical company engaged in the
                                     manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

         Principal Office Address:   100 North Eastman Road
                                     Kingsport, Tennessee  37660

         The attached Schedule I is a list of the directors and executive officers of Eastman Chemical which contains the following information with respect to each such person:

         (a)      name;

         (b)      business address;

         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (d)      citizenship.

         During the last five years, neither Eastman Chemical nor, to the best of Eastman Chemical's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration

         Eastman Chemical, for consideration of $10.00, purchased from Eastman Company 1,000 shares of its common stock, par value $0.01 per share (the "Common Stock"). The funds for the purchase of common stock came from the working capital of Eastman Chemical.

Item 4.           Purpose of Transaction

         Eastman Company was formed by, and all of its outstanding shares of common stock were issued to, Eastman Chemical in connection with the planned spin-off of Eastman Chemical's coatings, adhesives, specialty polymers and inks, performance chemicals and intermediates and specialty plastics business segments, as well as Eastman Chemical's strategic investments, including its investment in Genencor International, Inc. and ShipChem, Inc. to Eastman Chemical's stockholders.

         On November 7, 2001, Eastman Chemical and Eastman Company entered into a Distribution Agreement whereby Eastman Chemical has agreed to transfer its coatings, adhesives, specialty polymers and inks, performance chemicals and intermediates and specialty plastics business segments, as well as Eastman Chemical's strategic investments, including its investment in Genencor International, Inc. and Shipchem, Inc. to Eastman Company, Eastman Company will authorize and issue shares of the Common Stock to Eastman Chemical, which will constitute all of the outstanding shares of the Common Stock, and Eastman Chemical will distribute all of the outstanding shares of the Common Stock on a pro-rata basis to its stockholders (the "Distribution"). In preparation for the Distribution, Eastman Chemical plans to make specified changes to Eastman Company's Certificate of Incorporation and the composition of its Board of Directors. Assuming the Distribution is approved by Eastman Chemical's stockholders, the Distribution is scheduled to occur at the end of December 2001.

Item 5.           Interest in Securities of the Issuer

         As of the date hereof, Eastman Chemical is deemed to beneficially own 1,000 shares, or 100%, of the Common Stock. Eastman Chemical has the sole power to dispose of or direct the disposition of all 1,000 shares of the Common Stock.

         No executive officer or director of Eastman Chemical beneficially owns any shares of Common Stock nor have any transactions in the Common Stock been effected in the past 60 days by Eastman Chemical or by any executive officer or director of Eastman Chemical. In addition, no other person is known by Eastman Chemical to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         See Item 4 above.

Item 7.           Material to be Filed as Exhibits

         2.1 Distribution Agreement by and between Eastman Chemical Company and Eastman Company, dated as of November 7, 2001
                  (incorporated by reference to exhibit 2.1 to the Eastman
                  Company Registration Statement on Form 10 declared effective on November 9, 2001, File No. 1-16679).

                          [SIGNATURE ON FOLLOWING PAGE]

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2001

                                   EASTMAN CHEMICAL COMPANY



                                   /s/    Theresa K. Lee
                                   --------------------------------------------
                                   Name:  Theresa K. Lee
                                   Title: Secretary and General Counsel

                                   SCHEDULE I

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF EASTMAN CHEMICAL COMPANY

         Unless otherwise indicated, the business address of each director and executive officer is 100 North Eastman Road, Kingsport, Tennessee 37660.

           NAME & ADDRESS                               PRINCIPAL OCCUPATION                        CITIZENSHIP
           --------------                               --------------------                        -----------
 Earnest W. Deavenport, Jr.........           Chairman of the Board of Directors and               United States
                                              Chief Executive Officer of Eastman
                                              Chemical Company

 J. Brian Ferguson....................        President, Chemicals Group of                        United States
                                              Eastman Chemical Company

 Allan R. Rothwell...................         President, Polymers Group of                         United States
                                              Eastman Chemical Company

 Dr. James L. Chitwood.............           Senior Vice President, Corporate                     United States
                                              Strategy and Chief Technology Officer
                                              of Eastman Chemical Company

 James P. Rogers.....................         Senior Vice President and Chief                      United States
                                              Financial Officer of Eastman Chemical
                                              Company

 Betty W. DeVinney.................           Vice President, Communications                       United States
                                              and Public Affairs of Eastman Chemical
                                              Company

 Theresa K. Lee.......................        Vice President, General Counsel                      United States
                                              and Secretary of Eastman Chemical
                                              Company

 Roger K. Mowen, Jr.................          Vice President, Global Customer                      United States
                                              Services Group and Chief Information
                                              Officer of Eastman Chemical Company

 B. Fielding Rolston................          Vice President, Human Resources and                  United States
                                              Quality of Eastman Chemical
                                              Company

 Garland S. Williamson..............          Vice President, Worldwide Operations                 United States
                                              and Chief Health, Safety and
                                              Environmental Officer of Eastman
                                              Chemical Company

 Mark W. Joslin.......................        Vice President and Controller of                     United States
                                              Eastman Chemical Company

 R. Jesse Arnelle......................       Of Counsel to Womble, Carlyle,                       United States
                                              Sandridge and Rice, a law firm whose
                                              address is Post Office Drawer 84, 200
                                              West Second St., Winston-Salem,
                                              North Carolina 27101

 Dr. John A. White....................        Chancellor and Distinguished Professor               United States
                                              of Industrial Engineering at the
                                              University of Arkansas, Fayetteville,
                                              Arkansas 72701

 Peter M. Wood........................        Private Investor                                     United States

 Calvin A. Campbell, Jr.............          Chairman of the Board, President and                 United States
                                              Chief Executive Officer of Goodman
                                              Equipment Corporation, a designer,
                                              manufacturer and marketer of
                                              underground mining locomotives and
                                              personnel carriers and services and
                                              parts for injection molding machinery,
                                              whose headquarters is located at 5430
                                              W. 70th Place, Bedford Park, Illinois
                                              60638

 John W. Donehower.................           Senior Vice President and Chief                      United States
                                              Financial Officer of Kimberly-Clark
                                              Corporation, a manufacturer and
                                              marketer of tissue, personal care and
                                              health care products for personal,
                                              business and industrial uses, whose
                                              headquarters is located at 351 Phelps
                                              Drive, Irving, Texas 75038

 Lee Liu................................      Private Investor                                     United States

 Jerry E. Dempsey....................         Private Investor                                     United States

 Donald W. Griffin...................         Chairman of the Board, President and                 United States
                                              Chief Executive Officer of Olin
                                              Corporation, a manufacturer of
                                              chemicals, metals and ammunition,
                                              whose headquarters is located at 501
                                              Merritt 7 P.O. Box 4500, Norwalk,
                                              Connecticut 06851

 Marilyn R. Marks....................         Private Investor                                   United States

 David W. Raisbeck.................           Vice Chairman of Cargill,                          United States
                                              Incorporated, an agricultural trading
                                              and processing company, whose
                                              headquarters is located at 15407
                                              McGinty Rd., Minnetonka, Minnesota
                                              55391

                                  EXHIBIT INDEX

2.1      Distribution Agreement by and between Eastman Chemical Company and
         Eastman Company, dated as of November 7, 2001 (incorporated by reference to exhibit 2.1 to the Eastman Company Registration Statement on Form 10 declared effective on November 9, 2001, File No. 1-16679).